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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                              COLUMBIA ENERGY GROUP
                            (NAME OF SUBJECT COMPANY)


                              COLUMBIA ENERGY GROUP
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                    197648108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL W. O'DONNELL
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              COLUMBIA ENERGY GROUP
                            13880 DULLES CORNER LANE
                             HERNDON, VIRGINIA 20171
                                 (703) 561-6000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                        AUTHORIZED TO RECEIVE NOTICE AND
                         COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


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         This  Amendment  No.  3  amends  and  supplements   the   Solicitation/
Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 6, 1999, and as subsequently amended July 6, 1999 and July 9, 1999 (as so amended, the "Schedule 14D-9"), by Columbia Energy Group, a Delaware corporation (the "Company"), relating to the tender offer by NiSource Inc., an Indiana corporation, to purchase for cash through its wholly-owned subsidiary, CEG Acquisition Corp., a Delaware corporation, all of the outstanding common shares, par value $0.01 per share, of the Company. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

            Item 9 is hereby supplemented and amended by adding the following:

            Exhibit (a)(7) - Text of Message to Employees of the Company.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           COLUMBIA ENERGY GROUP




                                           By:  /s/ PATRICIA A. HAMMICK
                                               --------------------------------
                                                Name: Patricia A. Hammick
                                                Title:  Senior Vice President,
                                                        Strategy and
                                                        Communications


Dated: July 12, 1999

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                                  Exhibit List


     Exhibit (a)(7) - Text of Message to Employees of the Company.